Exhibit (a)(5)(D)

FOR IMMEDIATE RELEASE

KSTW ACQUISITION, INC. COMMENCES TENDER OFFER

FOR ALL SHARES OF STEINWAY MUSICAL INSTRUMENTS, INC.

Previously Announced Offer Price of $35.00 per Share in Cash

MOUNT KISCO, NY, July 15, 2013 – In connection with the previously announced merger agreement entered into to acquire Steinway Musical Instruments, Inc. (NYSE: LVB) (the “Company”), Kohlberg & Company, L.L.C. (“Kohlberg”) today announced that KSTW Acquisition, Inc. (“Purchaser”) has commenced a cash tender offer to acquire all of the outstanding shares of the Company’s common stock. Upon the successful closing of the tender offer, stockholders of the Company who tendered their shares in the tender offer will receive $35.00 per share, in cash, payable without interest and less any applicable withholding taxes. Purchaser and its parent company, KSTW Holdings, Inc. (“Parent”), are affiliates of Kohlberg.

On July 1, 2013, the Company and Kohlberg announced that the Company, Parent and Purchaser had signed a definitive merger agreement pursuant to which the tender offer would be made. The Company’s board of directors, consisting of all disinterested directors, has unanimously approved the terms of the merger agreement, including the tender offer.

Under the terms of the merger agreement, the tender offer is conditioned upon, among other things, the valid tender of the number of shares that would represent at least a majority of the shares of Company common stock, Parent’s receipt of the proceeds of the debt financing, the Company’s rights agreement having no force or effect as a result of the tender offer or merger, the receipt of the Federal Trade Commission’s approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the receipt of any applicable consents or approvals under German antitrust or merger control laws and other customary closing conditions.

Pursuant to the merger agreement, upon completion of the tender offer and the satisfaction or waiver of all conditions, Purchaser will merge with and into the Company and all outstanding shares of the Company’s common stock, other than shares held by Parent, Purchaser or the Company or its subsidiaries or shares held by the Company’s stockholders who validly exercise appraisal rights under Delaware law, will be converted into the right to receive $35.00 per share, in cash, payable without interest and less any applicable withholding taxes.

Parent and Purchaser are filing with the Securities and Exchange Commission (“SEC”) today a tender offer statement on Schedule TO, including an offer to purchase and related letter of transmittal, setting forth in detail the terms of the tender offer. Additionally, the Company is filing with the SEC today a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of the Company’s board of directors that the Company’s stockholders tender their shares in the tender offer.

The tender offer and withdrawal rights are scheduled to expire at 11:59 P.M., New York City time, on Wednesday, August 21, 2013, unless the offer is extended or earlier terminated.

About Steinway Musical Instruments, Inc.

Steinway Musical Instruments, Inc., through its Steinway and Conn-Selmer divisions, is a global leader in the design, manufacture, marketing and distribution of high quality musical instruments. These products include Bach Stradivarius trumpets, Selmer Paris saxophones, C.G. Conn French horns, Leblanc clarinets, King trombones, Ludwig snare drums and Steinway & Sons pianos. Through its online music retailer, ArkivMusic, the Company also produces and distributes classical music recordings. For more information about Steinway Musical Instruments, Inc. please visit the Company’s website at www.steinwaymusical.com.

About Kohlberg & Company

Kohlberg & Company, L.L.C. (“Kohlberg”) is a leading private equity firm headquartered in Mount Kisco, New York. Since its inception in 1987, Kohlberg has completed 60 platform investments and more than 100 add-on acquisitions, with aggregate transaction value in excess of $9 billion. Kohlberg has invested over $3 billion of equity capital over its history and is currently investing its seventh private equity fund, Kohlberg Investors VII. For more information, visit www.kohlberg.com.

Notice to Investors

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company’s common stock is being made pursuant to an offer to purchase and related materials that affiliates of Kohlberg have filed with the SEC. Affiliates of Kohlberg are filing a tender offer statement on Schedule TO with the SEC today in connection with the commencement of the offer, and the Company is filing a solicitation/recommendation statement on Schedule 14D-9 with the SEC today with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before making any decision to tender securities in the tender offer. These materials will be made available to the Company’s shareholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 800 South Street, Suite 305, Waltham, Massachusetts 02453, telephone number (781) 894-9770 or ir@steinwaymusical.com. All of these materials (and all other tender offer documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction. When used in this press release, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Kohlberg is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in the Company’s industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the SEC, including the Company’s recent filings on Form 10-Q and Form 10-K.